Exhibit 99.2

Ontario	Commission des	22nd Floor	22e étage
Securities	valeurs mobilières	20 Queen Street West	20, rue Queen ouest
Commission	de l’Ontario	Toronto ON M5H 3S8	Toronto ON M5H 3S8

RECEIPT

Mercer Park Brand Acquisition Corp.

This is the receipt of the Ontario Securities Commission for the Preliminary Long Form Prospectus of the above Issuer dated April 30, 2021 (the preliminary prospectus).

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

April 30, 2021

Sonny Randhawa

Sonny Randhawa
Director, Corporate Finance Branch

SEDAR Project # 3213714